EXHIBIT 99.1

DeFi Technologies Appoints Russell Starr as Strategic Advisor

TORONTO, May 14, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced the appointment of Russell Starr as Strategic Advisor to the Company.

Mr. Starr is a seasoned capital markets executive, entrepreneur, and financier with a strong track record of advising on complex transactions, structuring financings, and navigating public market environments. In his role as Strategic Advisor, Mr. Starr will work closely with DeFi Technologies' leadership team to support capital markets strategy, investor engagement, and broader corporate development initiatives.

Mr. Starr recently served as Head of Capital Markets at DeFi Technologies, where he played a key role in advancing the Company's capital markets strategy, including supporting its Nasdaq listing and strengthening its positioning across global investors. Prior to that, he served as Chief Executive Officer of DeFi Technologies, helping guide the Company through a pivotal phase of its development and market expansion.

"Russell has been a trusted partner to DeFi Technologies and brings deep capital markets expertise and institutional insight," said Johan Wattenström, Chief Executive Officer of DeFi Technologies. "His experience across financings, market positioning, and investor engagement will be highly valuable as we continue to strengthen our capital markets strategy and expand our global presence."

Mr. Starr has built a reputation for structuring high-impact transactions and creating long-term shareholder value across both public and private markets. Over the course of his career, he has held senior leadership roles across a range of industries, contributing deep expertise in M&A, venture capital, and strategic partnerships, with particular focus on natural resources, renewable energy, and emerging technology sectors.

"I am excited to formally join DeFi Technologies as a Strategic Advisor at such a pivotal time for the company and the broader digital asset industry," said Russell Starr. "DeFi Technologies has established a differentiated platform at the intersection of traditional finance and decentralized infrastructure, and I look forward to supporting its continued capital markets strategy and long-term growth."

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 14-MAY-26